EXHIBIT 99.1

Yamana Gold Delivers Strong Second Quarter Operational and Financial Results, Well Positioned to Exceed Production Guidance

TORONTO, July 26, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the second quarter 2018.

Gold equivalent ounce (“GEO”)(1) production from Yamana Mines(2) for the second quarter was 240,271, including 224,083 ounces of gold and 1.31 million ounces of silver.  Total Yamana gold production(3) was 248,177 ounces.   The Company also produced 31.1 million pounds of copper.

Higher than expected gold production at Chapada, Canadian Malartic, Jacobina, and El Peñón together with the favourable ramp-up at Cerro Moro has the Company well positioned to exceed previously provided guidance of 900,000 ounces of gold for Yamana Mines.  While the production plan for Gualcamayo this year is lower than previously indicated, total Yamana gold production including Gualcamayo is expected to also exceed previously provided guidance.

On a GEO basis, higher-than-plan gold production in the first half of the year more than offset slightly lower-than-plan silver production such that cumulative precious metals production is expected to exceed guidance.  Silver production is expected to improve in the second half of 2018 with higher silver grades at El Peñón and production increases from Cerro Moro.

Copper production was higher than plan for the second consecutive quarter and full-year copper production is expected to also exceed previously provided guidance of 120 million pounds.

The continuation of strong operational performance, which has been in place since 2016 and extended into the first half of 2018, is directly related to the Company’s improved production platform and the benefits of completed optimization plans at various mines.  Planned further improvements at all operations are expected to continue this trend in the second half of the year.

Second quarter costs for Yamana Mines included all-in sustaining costs (“AISC”) on a by-product basis (4) of $694 per GEO; cash costs on a by-product basis (4) of $489 per GEO; and total cost of sales of $986 per GEO.

Co-product costs and AISC for 2018 are expected to be within the previously guided ranges.  Costs are benefiting from higher production, operational efficiencies and the impact of the depreciation of local currencies, which began to positively impact costs late in the second quarter. Costs on a by-product basis are also anticipated to be within the previously guided ranges.

Refer to page 5 of this press release for additional information on costs by metal on a co-product and by-product basis.

Net earnings from operations attributable to Yamana equityholders for the three months ended June 30, 2018, were $18.0 million or $0.02 per share basic and diluted.

The business combination between Leagold Mining Corporation ("Leagold") and Brio Gold Inc. (“Brio Gold”) closed May 24, 2018, resulting in the Company’s ownership percentage interest in Leagold of 20.5%, which is accounted for as an investment in associate using the equity method.  During the quarter, the Company recognized a gain of $32.0 million in respect of this transaction representing the increase in the equity consideration from Leagold between March 31, 2018, and the date the transaction closed and the change in the value of Brio Gold for the current period.

A summary of certain non-cash and other items that may not be reflective of current and ongoing operations is included in the table on page 3 of this press release, the most notable of which is a $111.7 million non-cash unrealized foreign exchange loss on the calculation of deferred income tax expense during the quarter.

Cash flows from operating activities for the second quarter were $102.4 million and cash flows from operating activities before net change in working capital (4) were $157.5 million.

The balance sheet as at June 30, 2018, includes cash and cash equivalents of $114.4 million, and available credit of $765.0 million, for total liquidity to the Company of $879.4 million.  Net debt(4) as at June 30, 2018, was $1.58 billion.

(All amounts are expressed in United States Dollars unless otherwise indicated.)

  Gold equivalent ounces include gold plus silver at a ratio of 80.93:1.
  Yamana Mines include Chapada, El Peñón, Canadian Malartic, Minera Florida, Jacobina and Cerro Moro.
  Total production includes production from Gualcamayo.
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements as described at the end of this press release.  Reconciliations for all non-GAAP financial measures are available at http://www.yamana.com/Q22018 and in Section 1 and Section 10 of the Company’s second quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In United States Dollars, per share amounts may not add due to rounding, unaudited)	Three Months Ended June 30, 2018
	2018	2017
Non-cash unrealized foreign exchange (gains)/losses	(4.3)	2.4
Share-based payments/mark-to-market of deferred share units	3.7	2.5
Mark-to-market on derivative contracts	0.1	-
Mark-to-market on investment and other assets	5.1	(1.0)
Revision in estimates and liabilities including contingencies	8.4	(0.9)
Gain on sale of Brio Gold	(32.0)	-
Reorganization costs	2.7	1.2
Other provisions, write-downs and adjustments	0.6	20.8
Non-cash tax unrealized foreign exchange losses	111.7	25.1
Income tax effect of adjustments and other one-time tax adjustments	(62.1)	(5.2)
TOTAL ADJUSTMENTS	33.9	44.9
Increase to earnings per share attributable to Yamana equityholders	0.04	0.04

Note: For the three months ended June 30, 2018, net earnings, attributable to Yamana Gold Inc. equityholders, would be adjusted by an increase of $33.9 million (2017 – increase of $44.9 million).

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s second quarter 2018 Management’s Discussion & Analysis and Condensed Consolidated Interim Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

KEY STATISTICS

Key operating and financial statistics for the second quarter 2018 are outlined in the following tables.

Financial Summary

	Three Months Ended Jun 30th
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2018	2017
Revenue	431.5	428.1
Cost of sales excluding depletion, depreciation and amortization	(234.1)	(261.0)
Depletion, depreciation and amortization ("DDA")	(93.9)	(111.9)
Total cost of sales	(328.0)	(372.9)
Mine operating earnings/(loss)	103.5	55.2
General and administrative expenses	(23.9)	(25.9)
Exploration and evaluation expenses	(3.2)	(5.3)
Net earnings/(loss)	12.4	(42.8)
Net earnings/(loss) attributable to Yamana Gold equity holders	18.0	(39.9)
Net earnings/(loss) per share - basic and diluted	0.02	(0.04)
Cash flow generated from continuing operations after changes in non-cash working capital	102.4	124.6
Cash flow from operations before changes in non-cash working capital	157.5	122.8
Revenue per ounce of gold	1,289	1,255
Revenue per ounce of silver	16.61	16.85
Revenue per pound of copper	2.76	2.27
Average realized gold price per ounce	1,304	1,268
Average realized silver price per ounce	16.53	16.89
Average realized copper price per pound	3.09	2.52
  For the three months ended June 30, 2018, the weighted average numbers of shares outstanding, basic and diluted, was 948,952 thousand and 950,078 thousand, respectively.

Cost Summary

	Three Months Ended Jun 30th
Gold	2018	2017
Total cost of sales per ounce sold - Yamana Mines	$987	$1,004
Total cost of sales per ounce sold - Total Yamana	$1,010	$1,096
Total cost of sales per ounce sold - consolidated	$1,028	$1,105
Co-product cash costs per ounce produced - Yamana Mines	$618	$611
Co-product cash costs per ounce produced - Total Yamana	$651	$671
All-in sustaining co-product costs per ounce produced - Yamana Mines	$815	$816
All-in sustaining co-product costs per ounce produced - Total Yamana	$837	$869
By-product cash costs per ounce produced - Yamana Mines	$434	$523
All-in sustaining by-product costs per ounce produced - Yamana Mines	$682	$805
Silver	2018	2017
Total cost of sales per ounce sold	$16.13	$13.92
Co-product cash costs per ounce produced	$10.58	$10.19
All-in sustaining co-product costs per ounce produced	$14.03	$14.04
By-product cash costs per ounce produced	$6.91	$9.33
All-in sustaining by-product costs per ounce produced	$11.24	$13.75
Copper	2018	2017
Total cost of sales per copper pound sold - Chapada	$1.57	$1.91
Co-product cash costs per pound of copper produced - Chapada	$1.41	$1.61
All-in sustaining costs per pound of copper produced - Chapada	$1.65	$1.98

Production Summary

	Three Months Ended Jun 30th
Gold Ounces	2018	2017
Chapada	30,329	25,404
El Peñón	37,800	43,005
Canadian Malartic (50%)	91,863	82,509
Minera Florida	16,717	22,051
Jacobina	37,730	34,275
Cerro Moro (1)	9,644	-
Total production - Yamana Mines	224,083	207,244
Gualcamayo	24,094	37,363
TOTAL	248,177	244,607
  Includes pre-commercial production of 8,625 ounces of gold and commercial production of 1,019 ounces of gold.
	Three Months Ended Jun 30th
Silver Ounces	2018	2017
El Peñón	925,450	1,180,174
Cerro Moro (1)	384,629	-
TOTAL	1,310,079	1,180,174
  Includes pre-commercial production of 333,878 ounces of silver and commercial production of 50,751 ounces of silver
	Three Months Ended Jun 30th
Copper Pounds	2018	2017
Chapada (millions of pounds)	31.1	29.1
TOTAL (millions of pounds)	31.1	29.1

SECOND QUARTER 2018 CONFERENCE CALL

The Company will host a conference call and webcast on Friday, July 27, at 9:00 a.m. ET.

Second Quarter 2018 Conference Call

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7856108

The conference call replay will be available from 12:00 p.m. ET on July 27, 2018, until 11:59 p.m. ET on August 11, 2018.

Qualified Persons

Scientific and technical information contained in this press release relating to operations at Chapada, Canadian Malartic and Jacobina has been reviewed and approved by Yohann Bouchard (Senior Vice President, Operations) and relating to operations at El Peñón, Cerro Moro, Minera Florida and Gualcamayo has been  reviewed and approved by Carlos Bottinelli (Manager, Technical Services). Each of Messrs. Bouchard and Bottinelli is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s optimization and expansion plans, strategy, other plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, the impact of declaring commercial production, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;
  Co-product cash costs per pound of copper produced;
  All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;
  All-in sustaining co-product costs per pound of copper produced;
  Net debt;
  Average realized price per ounce of gold/silver sold; and
  Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes to the measures are duly noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product and by-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product and by-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

By-Product and Co-Product Cash Costs
Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations.  Cash costs are computed on a weighted average basis, net of by-product sales and on a co-product basis as follows:

Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.

  The attributable cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production.  These costs are then divided by gold and silver ounces produced.

Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

  Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
  The attributable cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.

Cash costs of copper on a co-product basis - shown on a per pound basis.

  Costs attributable to copper production are divided by commercial copper pounds produced.

By-Product and Co-Product AISC
All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs or by-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.  Similarly, all-in sustaining by-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold and silver production activities but net of by-product revenue credits from sales of copper and zinc.

A reconciliation of total cost of sales of gold, silver and copper sold (cost of sales excluding depreciation, depletion and amortization, plus depreciation, depletion and amortization) per the Consolidated Financial Statements to co-product cash costs of gold produced, co-product cash costs of silver produced, co-product cash costs of copper produced, co-product AISC of gold produced, co-product AISC of silver produced, co-product AISC of copper produced, by-product cash costs of gold produced, by-product cash costs of silver produced, by-product AISC of gold produced and by-product AISC of silver produced is provided in Section 10: of the MD&A for the three and six months ended June 30, 2018 and comparable period of 2017 which has been filed on SEDAR.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.  A reconciliation of Net Debt is provided in Section 10: of the MD&A for the period ended June 30, 2018 and comparable period of 2017 which has been filed on SEDAR.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements.  Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period.  The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments.  Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.  Reconciliations of average realized metal prices to revenue provided in Section 10: of the MD&A for the three and six months ended June 30, 2018 and comparable periods of 2017, which has been filed on SEDAR.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.  This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  Working capital can be volatile due to numerous factors, such as the timing of payment and receipt.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.